Exhibit 4.1

FOURTH AMENDMENT TO RIGHTS AGREEMENT

This Fourth Amendment to Rights Agreement (this “Fourth Amendment”), made and entered into as of the 6th day of October 2005, is by and between CRIIMI MAE INC., a Maryland corporation (the “Company”), and REGISTRAR AND TRANSFER COMPANY, a New Jersey corporation, as Rights Agent (the “Rights Agent”).

RECITALS

A.  The Company and the Rights Agent are party to a Rights Agreement dated as of January 23, 2002, as amended by Amended and Restated First Amendment to Rights Agreement dated as of June 10, 2002, the Second Amendment to Rights Agreement dated as of November 14, 2002 and the Third Amendment to Rights Agreement dated as of January 3, 2003 (as so amended, the “Rights Agreement”).

B.  The Company, CDP Capital-Financing Inc., a Quebec charter corporation (“Parent”), and Cadim W.F. Co., a Maryland corporation (“Sub”), have proposed to enter into an Agreement and Plan of Merger to be dated the date hereof (the “Merger Agreement”).

C.  BREF One, LLC—Series A, a Delaware limited liability company, has proposed to enter into an agreement to be dated the date hereof (the “Voting Agreement”) pursuant to which it will agree to vote in favor of the Merger (as defined in the Merger Agreement) and will grant a proxy to Parent in connection therewith.

D.  The Company desires to amend the Rights Agreement to render the Rights (as defined in the Rights Agreement) inapplicable to the Merger (as defined in the Merger Agreement) and the other transactions contemplated by the Merger Agreement and the Voting Agreement.

E.  Pursuant to Section 27 of the Rights Agreement, the Company may amend the Rights Agreement without the approval of any holders of Rights Certificates (as defined in the Rights Agreement) as the Company may deem necessary or desirable until such time as the Rights are no longer redeemable.

F.  The Rights are currently redeemable.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

SECTION 1.      Amendment of Section 1.  Section 1 of the Rights Agreement is supplemented to add the following definitions in the appropriate locations:

“CDP Capital-Financing Inc.” shall mean CDP Capital-Financing Inc., a Quebec charter corporation.

“Merger Agreement” shall mean the Agreement and Plan of Merger dated as of October 6, 2005, among the Company, CDP Capital-Financing Inc. and Merger Sub, as it may be amended from time to time.

“Sub” shall mean Cadim W.F. Co., a Maryland corporation and an indirect, wholly-owned subsidiary of CDP Capital-Financing Inc.

“Voting Agreement” shall mean the Voting Agreement, dated as of October 6, 2005, among the Company, CDP Capital-Financing Inc. and BREF One, LLC—Series A, a Delaware limited liability company.

SECTION 2.      Amendment of the Definition of “Acquiring Person”.  The definition of “Acquiring Person” in Section 1 (a) of the Rights Agreement is amended by adding the following sentence at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, none of CDP Capital-Financing Inc., Sub or any of their respective Affiliates, individually or collectively, shall be deemed to be an Acquiring Person solely by virtue of (i) the execution and delivery of the Merger Agreement or the Voting Agreement or (ii) the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreement.”

SECTION 3.      Amendment of Section 3.  Section 3(a) of the Rights Agreement is amended and supplemented by adding the following sentence at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, a Distribution Date shall not be deemed to have occurred, no Rights shall separate from the Common Shares outstanding or otherwise become exerciseable pursuant to Section 7, and no adjustments shall be made pursuant to Section 11, in each case solely as a result of (i) the execution and delivery of the Merger Agreement or the Voting Agreement or (ii) the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreement.”

Furthermore, Section 3 of the Rights Agreement is amended to add the following sentence at the end thereof as new Section 3(d):

“Nothing in this Rights Agreement shall be construed to give any   holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Rights Agreement solely as a result of (i) the execution and delivery of the Merger Agreement or the Voting Agreement or (ii) any of the transactions contemplated by the Merger Agreement or the Voting Agreement, including without limitation, the consummation of such transactions.”

SECTION 4.      Amendment of Section 13.  Section 13 is amended and supplemented by adding the following sentence at the end thereof as new Section 13(b):

“(b) Notwithstanding anything in this Rights Agreement to the contrary, none of the events described in Sections 13(a)(i), (ii) or (iii) shall be deemed have occurred solely as a result of (i) the execution and delivery of the Merger Agreement or the Voting Agreement or (ii) the transactions contemplated by the Merger Agreement or the Voting Agreement, including without limitation the consummation of such transactions, and no holder of Rights or any other Person shall have any legal or equitable rights, remedies or claims under the Merger Agreement or the Voting Agreement.”

SECTION 5.      Existing Agreement.  Except as expressly amended hereby, all of the terms, covenants and conditions of the Rights Agreement (i) are ratified and confirmed; (ii) shall remain unamended and not waived; and (iii) shall continue in full force and effect.

SECTION 6.      Governing Law.  This Fourth Amendment shall be governed by the internal laws of the State of Maryland without giving effect to the principles of conflict of laws thereof.

SECTION 7.      Counterparts.  This Fourth Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which taken together, shall constitute one and the same instrument.

SECTION 8.      Enforceability.  If any provision of this Fourth Amendment shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Fourth Amendment or the Rights Agreement.  Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Fourth Amendment and the Rights Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

SECTION 9.      Waiver of Notice.  The Rights Agent and the Company hereby waive any notice requirement under the Rights Agreement pertaining to the matters covered by this Fourth Amendment.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to be duly executed and attested, all as of the day and year first above written.

CRIIMI MAE INC.

By:	/s/ Mark R. Jarrell
Name: Mark R. Jarrell
Title: President and Chief Operating Officer

Attest:	/s/ Susan Railey
Name: Susan Railey
Title: Secretary

REGISTRAR AND TRANSFER COMPANY, as Rights Agent

By:	/s/ Mary Rose Cascaes
Name: Mary Rose Cascaes
Title: Executive Vice President and Chief Operating Officer

Attest:	/s/ William P. Tatler
Name: William P. Tatler
Title: Vice President and Assistant Secretary